

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Mr. Boping Li
Chief Executive Officer and Chairman
China Environmental Protection Inc.
C/O Jiangsu Zhenyu Environmental Protection Technology Co. Ltd.
West Garden, Gaocheng Town
Yixing City, Jiangsu Province, P.R. China 214214

> **Re: China Environmental Protection Inc.**
> **Form 8-K/A filed May 5, 2011**
> **File No. 000-53783**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed May 5, 2011

General

1.   We note that you are delinquent in filing your Form 10-K for the year ended September 30, 2010 and your Form 10-Q for the quarter ended December 31, 2010. We ask that you comply with your reporting obligations under Rule 13a-1 and Rule 13a-13 of Regulation 13A.

Exhibit 16.1

2.   Given the letter attached at Exhibit 16, it appears you are delinquent in fling a Form 8-K to report the non-reliance on the previously issued audit report covering the financial statements included in the Form 8-K that you filed on February 12, 2010. This report should include the disclosures required under Item 4.02 and another letter from your former auditor indicating whether or not they agree with the disclosures that you make in the filing. We ask that you comply with your reporting obligations under Rule 13a-11 of Regulation 13A.

3.   Given that your prior auditor, Freidman LLP has advised that you may no longer rely upon their audit opinion related to your consolidated financial statements for the years ended September 30, 2009 and 2008, you will need to amend the Form 8-K that you filed on February 12, 2010 to address the following points:

    •   Indicate in the head-notes and column labels of the financial statements that the financial statements are unaudited.

    •   Include interim financial statements for the quarters ended December 31, 2009 and 2008 to comply with Item 5.01(a)(8) of Form 8-K.

    •   Provide an explanatory note covering the reasons for the amendment in the forepart of the document and remove the Freidman audit opinion.

    In addition to the foregoing, you need to engage auditors to complete a new audit of these financial statements and once the audit is complete you will need to file another amendment to the Form 8-K to include their opinion.

4.   Describe the efforts you have made to engage a new auditor and indicate when you expect to have the reaudit of your financial statements completed. Submit a detailed explanation of any matters that have or may delay this process. Tell us when you will file a Form 8-K to report this information.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding our comments. Please contact me at (202) 551-3686 with any other questions


Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
